Heller Ehrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

SEC MAIL RECEIVED PROCESSING
AUG 2 1 2002
WASH, D.C. 154 SECTION

02049399

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

August 14, 2002

SEC FILE NO. 82-3648

VIA AIRMAIL

SUPPL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Re: Techtronic Industries Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

PROCESSED
AUG 3 0 2002
P THOMSON FINANCIAL

Ladies and Gentlemen:

On behalf of Techtronic Industries Company Limited (the "Company"), S.E.C. File No. 82-3648, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding 2002 Interim Results, dated August 8, 2002, published (in the English language) in the Business Post and published (in the Chinese language) in the Hong Kong Economic Times, both on August 9, 2002.

The part of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

dlw 8/28

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Simon Luk

Enclosures

cc: Techtronic Industries Company Limited

TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司

(Incorporated in Hong Kong with limited liability)

2002 INTERIM RESULTS ANNOUNCEMENT

HIGHLIGHTS

Turnover	+71.0%
Profit for the Period	+77.8%
Earnings per Share – Basic	+67.2%
Interim Dividend per Share	+33.3%

The directors ("Directors") of Techtronic Industries Company Limited ("the Company") are pleased to announce the unaudited condensed consolidated income statement of the Company, its subsidiaries and associated companies ("the Group") for the six months ended 30th June 2002 together with comparative figures for the corresponding previous period as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th June 2002

	Notes	2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited) (as restated)
Turnover	(3)	3,958,8[illegible]	2,315,629
Cost of sales		(2,994,707)	(1,824,114)
Gross profit		964,1[illegible]	[illegible]
Other revenue		38,508	28,67[illegible]
Selling and distribution expenses		(269,562)	(142,893)
Administrative expenses		(461,853)	(208,979)
Research and development costs		(46,07[illegible])	(41,319)
Profit from operations		225,165	155,001
Finance costs		(37,548)	(47,814)
Profit before share of results of associates and taxation		187,617	107,187
Share of results of associates		(168)	(280)
Profit before taxation		187,449	106,907
Taxation	(4)	(14,920)	(9,616)
Profit before minority interests		172,529	97,291
Minority interests		(4,904)	(2,991)
Profit for the period		167,625	94,300
Dividend		(45,025)	(33,679)
Profit for the period retained		122,600	60,621
Earnings per share	(6)		
Basic		28.01 cents	16.75 cents
Diluted		27.57 cents	16.69 cents

CONDENSED CONSOLIDATED BALANCE SHEET

At 30th June 2002

	Notes	30th June 2002 HK$'000 (Unaudited)	31st December 2001 HK$'000 (Audited)
ASSETS			
Non-current assets			
Property, plant and equipment		877,828	678,629
Goodwill		85,881	83,815
Negative goodwill		(25,321)	(26,722)
Intangible assets		5,823	5,759
Interests in associates		126,481	108,366
Investments in securities		60,489	60,530
Deposit for acquisition of a subsidiary		—	148,200
Deferred tax asset		25,856	21,193
Other assets		1,195	1,195
		1,158,232	1,080,965
Current assets			
Inventories		1,331,914	799,975
Trade and other receivables		1,132,176	598,361
Deposits and prepayments		279,170	309,448
Bills receivable		148,473	331,431
Investments in securities		7,239	4,899
Trade receivable from an associate		5,649	2,511
Bank balance, deposits and cash		1,212,300	644,039

SHARE CAPITAL

	Number of Shares 30th June 2002	Number of Shares 31st December 2001	Share Capital 30th June 2002 HK$'000	Share Capital 31st December 2001 HK$'000
Ordinary shares of HK$0.20 each				
Authorised	800,000,000	800,000,000	160,000	160,000
Issued and fully paid:				
At 1st January	574,516,826	561,216,826	114,903	112,243
Issue of shares during the period	69,800,000	13,300,000	13,960	2,660
	644,316,826	574,516,826	128,863	114,903

The shares issued during the period rank pari passu in all respects with the existing shares.

RESERVES

	Share premium HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE GROUP				
At 1st January 2002	242,313	(5,244)	751,402	988,471
Net loss not recognised in the income statement:				
Exchange differences on translation of overseas operations	—	(6,021)	—	(6,021)
Premium on shares issued	368,692	—	—	368,692
Profit for the period	—	—	167,625	167,625
Final dividend – 2001	—	—	(45,025)	(45,025)
At 30th June 2002	611,005	(11,265)	874,002	1,473,742

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of HK6.0 cents per share. Dividend warrants will be despatched on or about 30th September 2002 to persons who are registered shareholders of the Company on 20th September 2002.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 16th September 2002 to 20th September 2002, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Secretaries Limited at 5/F, Wing On Centre, 111 Connaught Road, Central, Hong Kong, not later than 4:00p.m. on 13th September 2002.

MANAGEMENT DISCUSSION AND ANALYSIS

Techtronic Industries (TTI) achieved a record profit of HK$168 million for the six months ended 30th June 2002 with an impressive growth of 77.8% as compared with the HK$94 million for the same period last year. Basic earnings per share grew 67.2% to HK28.01 cents from HK16.75 cents in the comparable 2001 period. Turnover increased by 71.0% over the first half of 2001 to HK$3,959 million.

This significant growth was due to strong order flows in the core power tools, floor care appliances, solar-powered and electronic products businesses. The European and Australasian Ryobi and Homelite businesses acquired in the second half of 2001 and the first half of 2002 also contributed to the robust turnover and profit increases. These acquisitions are strategic components to the Group's transition into a global Own Brand Manufacturer (OBM). TTI achieved turnover and profit growth in all geographic markets and business segments.

The Group's strong performance in a challenging economic period were achieved by increasing demand for it's recognized brands with effective advertising and promotion activities, and providing the customer with a value-positioned product range. These elements, plus a strategy to work closely with volume customers in the home-improvement and related industries have driven TTI to outperform the market and deliver 68.5% turnover growth in North America, representing 83.5% of our Group business.

In addition to the strong gains made in North America, sales to Europe increased by 101.9%, and sales to other countries, including Australasia, were up 42.2%. The Ryobi acquisitions are providing an infrastructure in Europe and Australasia that will be the foundation for the Group's future market penetration in these markets.

The acquisition of the Homelite adds a leading brand to the portfolio and expands the Group's presence in the outdoor products category. The outlook is exciting for Homelite as the first six months of ownership delivered better than expected results and has positioned TTI solidly in the outdoor tools category, which has similar potential as power tools for the Group.

BUSINESS REVIEW

Power and Outdoor Products Division

The Power and Outdoor Products Division, which includes the Homelite business, delivered an aggressive 96.2% growth over the corresponding period last year, to HK$3,140 million, representing 79.4% of the Group turnover.

Turnover of Ryobi power tools posted an impressive growth of over 100% for the first half. The investments in brand promotion and marketing campaigns have improved the Ryobi brand awareness and created strong demand from the market. The quality of the Ryobi product, combined with its value-price positioning, has allowed the Group to increase comparative turnover and improve profitability. The original design manufacturing (ODM) and original equipment manufacturing (OEM) businesses also remain healthy growth.

Performance of outdoor products in the first six-month period was ahead of plan. Homelite integration with Ryobi is delivering logistics leverage and streamlining distribution and marketing programs. Additionally, the Group's Ryobi outdoor products are benefiting from the Homelite product technologies and production capabilities. The expansion of the outdoor products business also helps to offset the seasonal factors inherent in the power tools industry providing a more even level of orders, in turn strengthening the consistency of the revenue stream and benefiting the supply chain.

Floor Care Appliances Division

The Floor Care Appliances Division recorded a 17.7% gain in turnover to HK$617.8 million, which accounted for 15.6% of the Group's turnover in the first half. The growth was driven by new product introductions and from demand-generating retail price adjustments by our OEM customers in North America. Product development programs remain vibrant with a growing OEM customer base. In the United Kingdom, a successful promotion with a major retailer dramatically increased consumer demand and demonstrated

		2002	2001
		4,110,921	2,690,664
Current liabilities			
Trade and other payables		2,069,420	1,732,582
Taxation payable		2,920	12,149
Dividend payable		45,025	—
Obligations under finance leases and hire purchase contracts – due within one year		8,372	10,263
Bank borrowings – due within one year		746,626	217,060
		2,872,363	1,972,054
Net current assets		1,244,558	718,610
Total assets less current liabilities		2,402,790	1,799,575
CAPITAL AND RESERVES			
Share capital	(6)	128,863	114,903
Reserves	(7)	1,473,742	988,471
		1,602,605	1,103,374
MINORITY INTERESTS		14,881	9,977
NON-CURRENT LIABILITIES			
Obligations under finance leases and hire purchase contracts – due after one year		5,216	8,721
Bank borrowings – due after one year		779,940	675,967
Deferred tax liabilities		148	1,536
		785,304	686,224
		2,402,790	1,799,575

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th June 2002

1. SIGNIFICANT ACCOUNTING POLICIES

The interim report has been prepared in accordance with the Statement of Standard Accounting Practice No. 25 "Interim financial reporting ("SSAP 25") issued by the Hong Kong Society of Accountants.

The condensed financial statements have been prepared under the historical cost convention as modified for the revaluation of the investments in Securities.

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

The principal accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31st December 2001 except that the Group has changed certain of its accounting policies following its adoption of the following Statements of Standard Accounting Practice (SSAPs) issued by the Hong Kong Society of Accountants which are effective for accounting period commencing on or after 1st January 2002 and applicable to the Group:

SSAP 1 (revised) : Presentation of financial statements
SSAP 15 (revised) : Cash flow statements
SSAP 25 (revised) : Interim financial reporting
SSAP 34 : Employee benefits

The effect of adopting this new and revised accounting policies described above on the financial position of the Group at 30th June 2001 is insignificant. Disclosure and certain comparative figures have been modified accordingly.

3. SEGMENT INFORMATION

	Turnover 2002 HK$'000	Turnover 2001 HK$'000	Contribution to results from ordinary activities before taxation 2002 HK$'000	Contribution to results from ordinary activities before taxation 2001 HK$'000 (as restated)
By principal activity:				
Manufacture and trading of:				
Power and outdoor products	3,140,168	1,600,563	182,696	115,050
Floor care appliances products	617,795	524,789	15,900	17,254
Solar powered and electronic products	123,755	102,807	21,910	13,238
Other products	77,132	87,470	4,659	9,459
	3,958,850	2,315,629	225,165	155,001
Finance costs			(37,548)	(47,814)
Contribution from associates			(168)	(280)
Profit before taxation			187,449	106,907
By geographical market location:				
North America	3,307,651	1,963,013	199,255	131,702
Europe	506,408	250,800	15,179	10,694
Other countries	144,791	101,816	10,731	12,605
	3,958,850	2,315,629	225,165	155,001
Finance costs			(37,548)	(47,814)
Contribution from associates			(168)	(280)
Profit before taxation			187,449	106,907

4. TAXATION

	For the six months ended 30th June 2002 HK$'000	2001 HK$'000
The total tax charge comprises:		
Hong Kong Profit Tax calculated at 16% of the estimated assessable profit of the period	13,877	9,000
Overseas taxation on profit for the period	1,043	616
	14,920	9,616

5. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	For the six months ended 30th June 2002 HK$'000	2001 HK$'000 (as restated)
Earnings for the purposes of basic and diluted earnings per shares:		
Profit for the period	167,625	94,300
Weighted average number of ordinary shares for the purposes of basic earnings per share	598,395,714	562,987,936
Effect of dilutive potential ordinary shares:		
Options	9,583,121	2,016,788
Weighted average number of ordinary shares for the purposes of diluted earnings per share	607,978,835	565,004,724

the strength of the Vax brand; new product initiatives that will expand the Vax product range are underway.

Solar Powered and Electronic Products Division

The Solar Powered and Electronic Product Division, which features products such as solar powered lighting, electronic and laser measuring devices, and electronic health care products also posted strong turnover, increasing by 20.4% to HK$123.8 million, which represented 3.1% of the Group turnover. Divisional profits rose during the period as a result of a disciplined and focused product development program targeted at high value-added items, the launching of a new range of products, and a strict overhead control and pricing policy.

OPERATIONS

TTI continues its efforts to add value throughout the supply chain by integrating with customer's inventory and purchase systems, and implementing tight cost controls. The Group has aggressively leveraged its purchasing power, moved to capitalize on manufacturing synergies, and systematically implemented continuous improvement programs to upgrade quality and eliminate waste. As a result, gross margins improved in the first half of 2002 and gross profit increased 96.2% to HK$964.1 million as compared to HK$491.5 million in the first half of last year.

To facilitate the increasing business in bench power tools, the Group continues its in-house expansion and has formed a new joint venture with a bench tool manufacturer in the Peoples Republic of China. The joint venture allows TTI to acquire immediate production capacity and technology know-how on bench tools with very low capital expenditure, further strengthening market leadership in the bench and stationary tools category.

TTI will invest in a combustion engine plant in the Peoples Republic of China to add capacity and further improve cost competitiveness. The plant will supply combustion engines and finished goods for the Group's Homelite and Ryobi outdoor products, plus potential opportunities with ODM and OEM customers. The capital investment is approximately HK$156 million (US$ 20 million) and will be financed by the proceeds from the share placements on 28th April 2002. The majority of outdoor products production will be close to the largest market in North America, keeping the time-to-market and logistic costs at a minimum.

OUTLOOK

With customer orders secured for the third and fourth quarters, the outlook for the second half of 2002 is bullish and the Group is confident there will be a continuation of the first half-year, high-growth performance. The robust turnover growth will be driven by innovative new products, an expanding product mix, a bright outlook for the outdoor products brands, and further penetration of the Ryobi market presence in North America, Europe and Australasia.

The healthy performance reflected in the first half results is evidence of the soundness and execution of our business strategy. Looking ahead, TTI will continue to invest in brand building, customer-focused product development and cost improvement, which will drive the business forward despite the economic uncertainty.

FINANCIAL REVIEW

Acquisitions and Investment

As a further step to the Group's global brand building strategy, in November 2001, TTI entered into an agreement with the Deere & Co. Group to acquire its Homelite brand of consumer outdoor products, including a manufacturing plant in Mexico. In March 2002, the Group acquired two power tools companies in Australasia from Ryobi Limited, together with the perpetual right of the "Ryobi" brand name in Australia and New Zealand. In July 2002, TTI's 40.8% associate company, Gimelli Laboratories Company Limited ("Gimelli") arranged an 18.8% investment in a German brand name company, Medisana AG, at a consideration of Euro1.98 million based on the share price at the transaction date and its net book value. Medisana is a health-care product distributor and manufacturer listed on the Frankfurt Stock Exchange. Such strategic alliance allows Gimelli to capitalize on the Medisana brand name and its sales channels across Europe to further expand its OEM health-care business.

Placing of New Shares

On 28th April 2002, the Group announced the placing of 60 million new shares to independent professionals and investors at the price of HK$6.275 per share. The net proceed of the placement was approximately HK$367 million. The new shares issued represented approximately 10.3% of the Group's issued share capital immediately before the placing and approximately 9.34% of the enlarged issued share capital. The placing provided the Group with sufficient funding and strengthened the financial position to enable the Group to aggressively expand its global branding strategy.

Result Analysis

Strong core business growth together with successful acquisitions of the Ryobi and Homelite businesses, resulted in a turnover growth of 71% and net profit up 77.8%, as compared to 2001 first half. During the period under review, Group operating expenses also increased. Such increase was mainly due to the inclusion of expenses from operations acquired during second half of last year and beginning of current year. The Group is implementing various cost rationalization programs to improve the cost efficiencies.

New product development and marketing remain as the key growth drive of the Group's business. For the six months ended 30th June 2002, the Group spent approximately HK$46 million in research and development, representing 1.2% of the Group's turnover, as compared to HK$43 million last year, which represented 1.9% of the Group's turnover. The Group invested about 2.2% of the Group's turnover (HK$88.1 million) on marketing and advertising to promote our brands and products, as compared to 1.2% (HK$28.6 million) in the first half of 2001.

Cash Flow

Increase in cash and cash equivalents for the six months period amounted to HK$527.7 million.

As a result of the various acquisitions and increase in sales, amount of inventory and trade and other receivables increased accordingly. Inventory level is usually higher in the first half year in preparation for the peak shipment season in the second half year. Comparing with the same period last year, number of days inventory turnover improved from 65 days to less than 60 days, number of days receivable improved by over 20 days.

FINANCIAL RESOURCES

Total shareholders' fund increased to HK$1.6 billion as compared to HK$1.1 billion as of 31st December 2001. The improvements mainly due to the share placement during the period and profit retained for the first half year. Despite the increased number of shares in issue, total net tangible asset per share was at HK$2.38 per share as compared to HK$1.81 per share as at 31st December 2001.

Total bank borrowings amount to HK$1.53 billion, represented an increase of $637 million as compared to 31st December 2001 balance of HK$893 million. Borrowings are normally higher in the first half year in preparation for the peak production period commencing from third quarter of the year, together with the financing arrangements for the Homelite acquisition and certain loan portfolio taken over from acquisitions during the period. Bank balances, deposits and cash, however also increased by $568 million during the period under review.

The Group's trading activities and borrowings are mainly denominated in United States Dollars and Hong Kong Dollars, and carry interest rates with reference to US or HK best leading rates. The Group is actively evaluating various financial instruments on both interest rates and currency exposures to capitalize on current low interest rate level and favorable currency fluctuations.

Gearing ratio as at 30th June 2002, expressed as a percentage of Total Net Bank Borrowings to Total Tangible Net Worth improved to 21.3%, as compared with 54.9% as at 31st December 2001.

Interest coverage, expressed as a multiple of profit before interest and taxation to total net interest expenses was at 6.38 times, as compared to 3.55 times for the same period last year and 4.46 times for the full year ending 31st December 2001.

Capital expenditure for the period, apart from various acquisitions, amount to HK$124 million and be matched by depreciation for the period of HK$128 million.

The Group believes that it has a very healthy financial position and is in a very competitive position to obtain financing on favorable terms should opportunities requiring additional working capital or financing arise.

PURCHASE, SALE OR REDEMPTION OF SHARES

There has been no purchase, sale or redemption of shares of the Company by the Company or any of its subsidiaries during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim financial statements for the six months ended 30th June 2002.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not for any part of the period, in compliance with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited in Appendix 14 to the Listing Rules.

PUBLICATION OF INTERIM RESULTS ON THE STOCK EXCHANGE'S WEBSITE

The financial information required to be disclosed under paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

By Order of the Board
Horst Julius Pudwill
Chairman and Chief Executive Officer

Hong Kong, 8th August 2002

CNC LINE

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OOCL France	08W31	02/08	09/08	09/08	11/08	30/08	02/09	04/09
OOCL Malaysia	13W32	09/08	16/08	16/08	18/08	06/09	09/09	11/09
P&O Ned Rotterdam	28W33*EU4	OMIT	OMIT	21/08	22/08	15/09	12/09	10/09
P&O Ned Drake	13W34	23/08	30/08	30/08	01/09	20/09	23/09	25/09
OOCL Chicago	13W35	30/08	06/09	06/09	08/09	27/09	30/09	2/10

EXPORT TO EUROPE & U.K. (LOOP D - EU4 SERVICE)

VESSEL	Voyage	CHINA (CY CLOSING) Shanghai	Xiamen	Yantian	Closing CY (1700)	Sailing HK	Southampton	Hamburg	Rotterdam
P&O Ned Shackleton	09W32	08/08	11/08	13/08	14/08	15/08	03/09	05/09	08/09
P&O Ned Rotterdam	28W33	15/08	18/08	20/08	21/08	22/08	10/09	12/09	15/09
P&O Ned Houtman	09W34	22/08	25/08	27/08	28/08	29/08	17/09	19/09	22/09
P&O Ned Cook	08W35	29/08	01/09	03/09	04/09	05/09	24/09	26/09	29/09
NYK Lyra	02W36	05/09	08/09	10/09	11/09	12/09	01/10	03/10	06/10

Also accepting cargo for: London, Manchester, Birmingham, Liverpool, Leeds, Glasgow, Lisbon, Lexious, Amsterdam & Bilbao.
Remark: SOC/Reefer Containers are also accepted
Cargo receiving at: MTL, Kwai Chung (CY) & WISEMOVE - Unit 206-7, 2/F, Kerry Cargo Centre, 55 Wing Kei Rd, Kwai Chung (CFS)

EXPORT TO IBERIA AND SCANDINAVIAN

Weekly Sailing Customer Service Tel: 2761 2750/2729 Fax: 2714 1678

VESSEL	Voyage	Closing CY(2300)	Sailing HK	Oslo	Gotherburg	Gdansk	Bilbao	Leixoes	Lisbon
OOCL France	08W31	09/08	11/08	02/09	03/09	04/09	08/09	09/09	08/09
OOCL Malaysia	13W32	16/08	18/08	09/09	10/09	11/09	15/09	16/09	15/09
P&O Ned Rotterdam	28W33*EU4	21/08	22/08	17/09	18/09	19/09	22/09	23/09	22/09
P&O Ned Drake	13W34	30/08	01/09	23/09	24/09	25/09	28/09	29/09	28/09

Cargo receiving at: MTL, Kwai Chung (CY) & WISEMOVE - Unit 206-7, 2/F, Kerry Cargo Centre, 55 Wing Kei Rd, Kwai Chung (CFS)
Remark: Bilbao; Leixoes; Lisbon via Rotterdam; Goansk, Gotherburg, Aarhus via Southampton

EXPORT TO MEDITERRANEAN (LOOP M SERVICE)

Weekly Sailing Customer Service Tel: 2761 2750/2729 Fax: 2714 1678

VESSEL	Voyage	Closing CY(2300)	Sailing HK	Damietta	La Spezia	Genoa Via La Spezia	Barcelona	Marseilles/Fos
Ludwigshafen Express	66W32	13/08	15/08	29/08	02/09	02/09	04/09	05/09
NYK Procyon	59W33	20/08	22/08	05/09	09/09	09/09	11/09	12/09
Sandra Azual	10W34	27/08	29/08	12/09	16/09	16/09	18/09	19/09
Nedlloyd Honshu	29W35	03/09	05/09	19/09	23/09	23/09	25/09	26/09
Bunga Pelangi	30W36	10/09	12/09	26/09	30/09	30/09	02/10	03/10

Also accepting cargo for: Venice, Madrid, Genoa & Valencia. Remark: SOC/Reefer Containers are also accepted
Cargo receiving at: MTL, Kwai Chung (CY) & WISEMOVE - Unit 206-7, 2/F, Kerry Cargo Centre, 55 Wing Kei Rd, Kwai Chung (CFS)

ASIA SOUTH AFRICA SERVICE

Weekly Sailing Customer Service Tel: 2761 2750/2729 Fax: 2714 1678

Direct Express to Durban / Cape Town

VESSEL	Voyage	Closing CY (2300)	Sailing HK	Shekou CY Closing	Singapore	Port Klang	Durban	Johannesburg via Durban	Cape Town
Cape Norman	39W	07/08	09/08	08/08	13/08	15/08	26/08	27/08	30/08
Durban Bridge	068W	14/08	16/08	15/08	20/08	22/08	02/09	03/09	06/09
Asian Pollux	037W	21/08	23/08	22/08	27/08	29/08	09/09	10/09	13/09
Bunga Teratai 3	207W	28/08	30/08	29/08	03/09	05/09	16/09	17/09	20/09
Kota Juta	042W	04/09	06/09	05/09	10/09	12/09	23/09	24/09	27/09

Remark: SOC/Reefer Containers are also accepted.
Cargo receiving at: RTT, Tuen Mun (CY) & WISEMOVE - Unit 206-7, 2/F, Kerry Cargo Centre, 55 Wing Kei Rd, Kwai Chung (CFS)

EXPORT TO AUSTRALIA

Weekly Sailing Customer Service Tel: 2761 2750/2729 Fax: 2714 1678

MOTHER VESSEL	Voyage	(CLOSING) CY(2300)	Sailing HK	Fremantle	Sydney	Melbourne	Bell Bay	Adelaide
Kota Ekspres	YEP009	07/08	09/08	25/08	-	31/08	-	04/09
Sam Pratulangi	YSR039	07/08	09/08	-	18/08	-	21/08	-
MOL Golden Wattle	0017	14/08	16/08	01/09	-	07/09	-	11/09
Bunga Teratai	2029	14/08	16/08	-	27/08	-	30/08	-

Also accepting cargo for: Burnie, Hobart, Devonport, Launceston, Via Bell Bay
Cargo receiving at: RTT, Tuen Mun (CY) & Wisemove - Unit 206-7, 2/F, Kerry Cargo Centre, 55 Wing Kei Rd, Kwai Chung (CFS)
Remark: SOC/Reefer containers are also accepted

BRISBANE/NEW ZEALAND Service

Weekly Sailing Customer Service Tel: 2761 2750/2729 Fax: 2714 1678

MOTHER VESSEL	Voyage	Closing CY(2300)	Sailing HK	Brisbane	Auckland	Lyttelton	Wellington	Napier	Tauranga
Kota Jaya	JYY039	07/08	09/08	22/08	27/08	29/08	N/A	31/08	01/09
Kota Jasa	JAA043	14/08	16/08	29/08	03/09	05/09	06/09	07/09	08/09
Pacific Quest	007	21/08	23/08	05/09	10/09	12/09	N/A	14/09	15/09
Kota Jati	JTT049	28/08	30/08	14/09	18/09	21/09	N/A	23/09	24/09

Also accepting cargo for: Port Chalmers / Nelson with direct call Fortnightly
Remarks: SOC/Reefer Containers are accepted
Cargo receiving at: RTT, Tuen Mun (CY) & WISEMOVE - Unit 206-7, 2/F, Kerry Cargo Centre, 55 Wing Kei Rd, Kwai Chung (CFS)

EXPORT TO SINGAPORE / MALAYSIA

Customer Service Tel: 2761 2750 /2729 Fax: 2714 1678

VESSEL & Voyage	CY (2300) Closing	Sailing HK	Singapore	Port Klang	Pasir Gudang	Kota Kinabalu	Kuching Sibu	Tawau Bintulu	Sandakan Lubuan	Muara
Cape Norman / 39W	07/08	09/08	13/08	15/08	16/08	20/08	18/08	20/08	22/08	19/08
Durban Bridge / 068W	14/08	16/08	20/08	22/08	21/08	25/08	23/08	25/08	27/08	24/08
Asian Pollux / 037W	21/08	23/08	27/08	29/08	30/08	03/09	01/09	03/09	05/09	02/09
Bunga Teratai 3 / 207W	28/08	30/08	03/09	05/09	06/09	10/09	08/09	11/09	13/09	11/09

Also accepting cargo for: Belawan, Semarang
Cargo receiving at: RTT, Tuen Mun (CY) & WISEMOVE - Unit 206-7, 2/F, Kerry Cargo Centre, 55 Wing Kei Rd, Kwai Chung (CFS)
Remark: SOC/Containers are also accepted

EXPORT TO INDONESIA/VIETNAM/INDIA

Customer Service Tel: 2761 2750 /2729 Fax: 2714 1678

VESSAL	Voyage	CY(2300) Closing	Sailing HK	Bangkok	Jakarta	Surabaya	Ho Chi Minh City	Chennai	Calcutta
Cape Norman	39W	07/08	09/08	15/08	18/08	19/08	24/08	24/08	24/08
Durban Bridge	068W	14/08	16/08	22/08	25/08	26/08	31/08	31/08	31/08
Asian Pollux	037W	21/08	23/08	29/08	01/09	02/09	07/09	07/09	07/09
Bunga Teratai 3	207W	28/08	30/08	06/09	09/09	10/09	15/09	15/09	15/09

Remark: SOC/containers are also accepted
Cargo receiving at: RTT, Tuen Mun (CY) & WISEMOVE - Unit 206-7, 2/F Kerry Cargo Centre, 55 Wing Kei Rd, Kwai Chung (CFS)

INTRA ASIA SERVICES

Customer Service Tel: 2761 2750 /2729 Fax: 2714 1678

VESSEL	Voyage	CHINA CY CLOSING Shanghai	Qingdao	Port Klang	Singapore	Ho Chi Minh City
Bunga Bidara	2S06	13/08	15/08	24/08	25/08	28/08
Bunga Kenari	2S07	20/08	22/08	31/08	01/09	04/09
Bunga Delima	2S07	27/08	29/08	07/09	08/09	11/09
Bunga Terasek	2S08	03/09	05/09	14/09	15/09	18/09

Remark: To All Southeast Asian Destinations via PKG/SIN within 1-7 days

IMPORT FROM EUROPE & UK/MEDITERRANEAN/ INTRA-ASIA/SOUTH AFRICA

Customer Service: 2761 2739 Fax: 2715 0412

VESSELS & VOYAGE	ETA HONG KONG	VESSELS & VOYAGE	ETA HONG KONG
NYK Procyon / 58E29	Med EU6 8/08	Sandra Azul / 09E30	Med EU6 15/08
Bunga Pelangi Dua / 29W31	Japan EU6 7/08	Ludwigshafen Express / 66W32	Japan EU6 15/08
Cape Town Bridge / 085E	South Africa 12/09	Durban Bridge / 068W	South Africa 15/08
N/A	Europe EU2	OOCL San Francisco / 12E29	Europe EU2 12/08
OOCL Malaysia / 13E28	Europe EU3 7/08	N/A	Europe EU3
PONL Shackleton / 09E28	Europe EU4 07/08	P&O Ned Rotterdam / 28E29	Europe EU4 13/08

BEST AVAILABLE COPY

BEST AVAILABLE COPY

Waterfront contract talks on shaky ground

Bush administration signals it will take action to divert strike

Russell Barling and Paul Richardson in London

Official contract talks for a new waterfront labour agreement on the United States west coast will not begin again until Tuesday, but both sides are using the 19-day hiatus since they last met to fire salvos across an idle negotiating table.

The International Longshore and Warehouse Union (ILWU) has been without a work contract since July 1. They have agreed with the employer-led Pacific Maritime Association (PMA) to a series of fragile 24-hour extensions to keep the goods moving on docks from Seattle to San Diego.

Asian shippers and carriers watched in dismay this week as relations between the negotiating teams appeared to reach new lows, threatening their livelihoods.

The Bush administration this week responded to growing animosity between the sides by signalling it would take action to divert a strike, a move seen as a warning the Taft-Hartley Act would be evoked, forcing dock workers back to work for an 80-day cooling-off period.

Other options the Labour Department said were on the table included running the ports with Navy personnel, breaking up the union's coast-wide bargaining team or backing legislation which would limit the ILWU's ability to call a strike.

The union said the government's remarks had effectively reduced the ILWU's bargaining power. "What power does a union have other than withdrawing its labour?," ILWU spokesman Steve Stallone asked the *Los Angeles Times*.

The ILWU has accused the Pacific Marine Association of refusing to negotiate seriously, trying to cut back employee benefits and proposing technology enhancements at the ports, which will outsource union jobs and save association members millions of dollars.

The PMA yesterday countered all those claims and strongly disputed negotiating in bad faith.

"Over the 85 days since negotiations began, the ILWU has chosen to meet only 28 times for a paltry 53½ hours," the PMA said in a statement.

"At the ILWU's insistence, a dozen meetings, stretched out over 35 days, focused solely on health benefits to the exclusion of all other issues.

"A month has passed without the ILWU making any proposal whatsoever, and at the union's request, talks were suspended for three weeks following its caucus's rejection of the PMA's offer."

With the peak season fast approaching for shipments to and from Asia, shippers and carriers are anxious that an agreement is reached as soon as possible.

Some critics say the union is playing for time and placing added pressure on the employers because of the seasonal upturn.

PMA director of contract administration Jack Suite told the *Post*: "Our view is that the Union has called for an excessive break, particularly in view of the fragile situation of the US economy and our need to reach agreement in these negotiations as soon as possible."

With about 30 per cent of trans-pacific container traffic moving through Hong Kong, shippers have taken a dim view of the news from the US negotiating tables.

With 1.65 million containers shipped from Hong Kong to the four main west coast ports last year, it is feared the disruption to supply chains in Asia brought by a one-week strike could take months to rectify.

Airlines are being approached by shippers in Asia about their potential to move critical supplies in the event of a strike, with maritime options apparently exhausted.

North of the US border, the port of Vancouver warned shippers last month it would be unable to handle the lion's share of excess handling demand, a development of which the union is apparently aware.

"It is a dangerous game to assume other ports will handle your cargo," a union source warned. "They have their own customers to consider first."

US customs demands 24-hour notice

Agencies

Container shipping lines destined for the United States will be required to provide cargo manifests 24 hours before containers are loaded, according to the United States government.

The proposed regulation was to be published last night in the Federal Register as part of a Customs Service effort to prevent cargo containers from being used to ship "implements of terrorism".

The Customs Service said the information was required to identify high-risk containers and to "evaluate the terrorist risk of cargo containers" before they are loaded on to vessels bound for the US.

"I am determined to use every tool available under the law to protect the American people and the global trading system as a whole," commissioner Robert Bonner said.

"It is a matter of urgency that customs knows in advance what is in the containers."

Under the Container Security Initiative (CSI), the US has sought partnerships with governments to target and screen high-risk containers in foreign ports before they are shipped to US destinations.

"CSI is designed to not only detect terrorists who may attempt to use the global shipping system for their destructive purposes, it's also designed to deter them from using the system in the first place," Customs said.

Bilateral agreements have already been reached with Canada, the Netherlands, Belgium, France, Germany and Singapore. Agreements with other countries are expected shortly, Customs said.

South Korea this week agreed in principle to join the list of countries participating in the CSI. Singapore was the first Asian port to sign up for the anti-terrorist programme.

Hong Kong, the world's largest container port, is stalling on participation, although leading terminal operator Hutchison International Port Holdings will push ahead with its own plans. Group managing director John Meredith said the stakes were too high not to take immediate action.

In Korea, the US is believed to want to set up security details at the ports of Busan and Gwangyang. They are earmarked for development as international logistics centres designed to attract multinational companies eager to set up assembly and distribution facilities near maritime transport outlets.

Top 10 mainland ports

Figures for first half 2002



	Port	Throughput (20-ft containers)	Increase on first half 2001
1	Shanghai	3.84m	30.8%
2	Shenzhen	3.23m	50.4%
3	Qingdao	1.61m	23.4%
4	Tianjin	1.15m	20.6%
5	Guangzhou	1m	35.4%
6	Ningbo	810,800	53.5%
7	Xiamen	807,600	32.8%
8	Dalian	583,600	5%
9	Zhongshan	297,900	12.7%
10	Fuzhou	230,400	13.9%

Source: Ministry of Communications

Cargo working at Chiwan

Upstart Chiwan makes mark in delta region

Russell Barling

Throughput at Chiwan flirted with the 100,000 teu (20-foot equivalent units) mark last month as the upstart delta port continues to almost double last year's container volume levels.

Chiwan Container Terminal (CCT) handled 97,102 teu last month, a comparative rise of 51 per cent, generated by several new calls from international shipping lines and a concerted effort to capture a greater share of the trade from the Pearl River Delta.

Volume so far this year at the new port – traditionally regarded as third in the Shenzhen triumvirate that includes Shekou and Yantian – is almost 606,000 teu, up 97 per cent year on year.

CCT is working on streamlining inbound customs procedures allowing cargo to be transshipped through the facility without having to be cleared until its reaches its destination in places such as Dongguan and Huangpu.

Inbound cargo must now be cleared at Shekou customs.

A CCT spokesman said: "Outbound is running smooth but we hope to have the same inbound transshipment system as in Hong Kong by the end of the year."

The facility continues to benefit from aggregate port charges as much as 70 per cent lower than in Hong Kong and 50 per cent lower than Yantian, the delta's biggest port.

Since May, three major liner services have begun calling at the port.

China Ocean Shipping Co (Cosco), China's biggest carrier, decided to include the port on its Pacific Northwest Service linking south China with Japan and the Canadian and United States west coasts.

Another major mainland carrier, Sinotrans, followed Cosco's move by including Chiwan in its service linking China with South Korea and the two key ports in southern California, Long Beach and Oakland.

Last month, an alliance led by South Korea's Hanjin Shipping and the French flag carrier Compagnie Maritime D'affretement provided south China shippers with a Middle East option.

Its service links Shanghai and Qingdao with ports in the Gulf before continuing to Karachi.

CCT is also in negotiations with global alliances for services linking the port to the European and South American marketplaces.

At the beginning of the year CCT management projected throughput would reach 850,000 teu this year.

At present growth rates that will be surpassed by mid-October. "It appears by early December we will now break the one-million-teu mark," the spokesman said.

應收賬款		148,473	331,431
證券投資		7,239	4,899
聯營公司銷售賬款		5,649	2,511
銀行結餘、存款及現金		1,212,300	644,039
		4,116,921	2,690,664
流動負債			
採購賬款及其他應付賬		2,069,420	1,732,582
應繳稅項		2,920	12,149
應派股息		45,025	—
融資租約及租購合約之承擔 — 於一年內到期		8,372	10,263
銀行借款 — 於一年內到期		746,626	217,060
		2,872,363	1,972,054
流動資產淨值		1,244,558	718,610
資產總值減流動負債		2,402,790	1,799,575
股本與儲備			
股本	(6)	128,863	114,903
儲備	(7)	1,473,742	988,471
		1,602,605	1,103,374
少數股東權益		14,881	9,977
非流動負債			
融資租約及租購合約之承擔 — 於一年後到期		5,216	8,721
銀行借款 — 於一年後到期		779,940	675,967
遞延稅項負債		148	1,536
		785,304	686,224
		2,402,790	1,799,575

簡明財務報表附註

截至二零零二年六月三十日止六個月

1. 主要會計政策

中期報告乃按照香港會計師公會頒佈之會計實務準則第25號「中期財務報告」（「會計實務準則第25號」）而編製。

簡明財務報表乃根據歷史成本慣例並經就證券投資之重估作出調整後而編製。

2. 採納新訂及經修訂會計實務準則

編製本簡明賬目所採用之主要會計政策及計算方法與截至二零零一年十二月三十一日止年度之全年度賬目內所採用者相符，惟本集團繼採納香港會計師公會頒佈下列於二零零二年一月一日或以後之會計期間生效並適用於本集團之會計實務準則後，本集團已對其若干會計政策作出改動：

會計實務準則第1號（經修訂）：	財務報表之編列
會計實務準則第15號（經修訂）：	現金流動表
會計實務準則第25號（經修訂）：	中期財務報告
會計實務準則第34號：	僱員福利

採納上文所述之新訂及經修訂會計實務準則對本集團於二零零一年六月三十日之財政狀況影響不大。所披露之資料及若干比較數字已作出相應調整。

3. 業務及市場分析資料

	營業額 二零零二年 千港元	營業額 二零零一年 千港元	對除稅前日常業務業績之貢獻 二零零二年 千港元	對除稅前日常業務業績之貢獻 二零零一年 千港元 (重列)
	截至六月三十日止六個月			
以主要業務劃分：				
製造及經銷：				
電動及戶外產品	3,140,168	1,600,563	182,696	115,050
地板護理產品	617,795	524,789	15,900	17,254
太陽能及電子產品	123,755	102,807	21,910	13,238
其他產品	77,132	87,470	4,659	9,459
	3,958,850	2,315,629	225,165	155,001
財務成本			(37,548)	(47,814)
應佔聯營公司業績			(168)	(280)
除稅前溢利			187,449	106,907
以地域市場劃分：				
北美洲	3,307,651	1,963,013	199,255	131,702
歐洲	506,408	250,800	15,179	10,694
其他國家	144,791	101,816	10,731	12,605
	3,958,850	2,315,629	225,165	155,001
財務成本			(37,548)	(47,814)
應佔聯營公司業績			(168)	(280)
除稅前溢利			187,449	106,907

4. 稅項

	二零零二年 千港元	二零零一年 千港元
	截至六月三十日止六個月	
稅項支出總額包括：		
根據本期間內估計應課稅溢利按16%稅率計算之香港利得稅	13,877	9,000
本期間內溢利之海外稅項	1,043	616
	14,920	9,616

5. 每股盈利

基本及攤薄後之每股盈利乃根據以下數據計算：

	二零零二年 千港元	二零零一年 千港元 (重列)
	截至六月三十日止六個月	
用作計算基本及攤薄後每股盈利之盈利：		
本期間溢利	167,625	94,300
用作計算基本每股盈利之普通股加權平均數	598,395,714	562,987,936
普通股可能產生之攤薄影響：		
優先認股權	9,583,121	2,016,788
用作計算攤薄後每股盈利之普通股加權平均數	607,978,835	565,004,724

地板護理產品業務

於上半年度，地板護理產品業務之營業額增長17.7%至617,800,000港元，其佔本集團營業額之15.6%。此項業務之增長動力源自產品之推陳出新及北美洲之OEM客戶為帶動需求而調整產品之零售價所致。隨著OEM客戶不斷增加，產品開發計劃亦正密鑼緊鼓進行中。英國方面，與一主要零售商聯手主辦之推廣活動取得成功，大大提高消費者對Vax品牌產品之需求及彰顯此品牌之市場地位。有關擴展Vax產品系列之新產品計劃正策劃中。

太陽能及電子產品業務

太陽能及電子產品業務包括太陽能照明系統、電子及激光測量儀與電子保健產品。此項業務亦取得理想之營業額，其增長20.4%至123,800,000港元，佔本集團營業額之3.1%。由於按部就班推行以高增值項目為重點之產品開發計劃，推出一系列嶄新產品，以及切實執行成本控制措施及制訂價格方針，此項業務於期內之盈利因而上升。

業務營運

創科實業繼續致力透過與客戶之存貨及採購系統進行整合以提高供應鏈之效益，同時推行嚴格控制成本措施。本集團積極發揮大批量採購產生之效益，充份利用協同生產帶來之成效，以及有條不紊地推行持續改進計劃以提升產品質素及消除材料消耗。結果，於二零零二年度上半年之邊際利潤總額有所提高，而毛利總額則為964,100,000港元，較去年度上半年之491,500,000港元增加96.2%。

本集團除繼續在內部作自行擴展外，並與在中華人民共和國之一家桌面式電動工具製造商組成一間新合營公司以便擴展桌面式電動工具之業務。該合營公司使創科實業只需運用小量資本開支便可即時提高桌面式電動工具之生產力，同時取得相關技術，進一步鞏固在桌面式及坐地式電動工具市場之領導地位。

本集團將會投資一間位於中華人民共和國之內燃機生產廠房，以提高生產力及進一步加強成本競爭力。該廠房將會為本集團旗下之Homelite及Ryobi戶外產品供應內燃機及製成品，從而發掘更多有潛質之ODM及OEM客戶。對上述項目之資本投資約為156,000,000港元（20,000,000美元），以二零零二年四月二十八日進行之配售股份所得資金撥付。戶外產品之生產工序大部份仍會保留在鄰近之最大市場 — 北美洲內進行，以便能隨時緊貼市場趨勢及盡量減低物流成本。

展望

隨著客戶已發出第三季及第四季之訂單，展望二零零二年度下半年之業務將會蓬勃發展，本集團有信心將可延續上半年度取得高增長率之表現。設計創新之產品、與日俱增之產品系列、發展前景樂觀之戶外產品品牌，加上Ryobi進一步拓展北美洲、歐洲及澳大利西亞等地市場，將會推動營業額大幅增長。

上半年度業績取得之理想表現足證本集團之業務策略穩健兼且行之有效。展望將來，創科實業將會繼續投資於建立品牌、開發以客為先之產品及減省成本，俾能在經濟欠明朗之情況下推動業務向前發展。

財務回顧

收購及投資

為進一步推行本集團建立環球品牌之策略，本集團於二零零一年十一月和Deere & Co. Group訂立一項協議收購後者旗下之Homelite戶外消費者產品品牌，包括在墨西哥之一座生產廠房。於二零零二年三月，本集團向Ryobi Limited收購澳大利西亞地區內兩家電動工具公司連同「Ryobi」品牌在澳洲及紐西蘭之永久使用權。於二零零二年七月，創科實業之40.8%聯營公司Gimelli Laboratories Company Limited（「Gimelli」）購入德國一家著名公司 — Medisana AG之18.8%權益，交易代價為1,980,000歐元，乃根據於交易日期之股價及該公司之資產淨值而釐訂。Medisana為一家在法蘭克福證券交易所上市之保健產品分銷商及製造商。上述締結之策略性聯盟使Gimelli可充份借助Medisana品牌及其遍及歐洲之銷售渠道，以進一步拓展其旗下保健產品之OEM業務。

配售新股份

於二零零二年四月二十八日，本集團宣佈以每股6.275港元之價格向獨立專業人士及投資者配售60,000,000股新股份。配售事項所得之款項淨額約為367,000,000港元。所發行之新股份約佔緊接進行配售事項前本集團已發行股本之10.3%，及約佔擴大後已發行股本之9.34%。配售事項為本集團提供充裕資金及加強財政狀況，使本集團可積極推行建立環球品牌之策略。

業績分析

核心業務之強勁增長加上成功收購Ryobi及Homelite業務發揮之成效，令本集團之營業額及純利分別較二零零一年度上半年上升71%及77.8%。於回顧期內，本集團之經營開支亦告增加，主要歸因於去年度下半年及本年度初期收購多項業務所需計入之開支。本集團正推行多項成本減省計劃以提高成本效益。

新產品之開發及市場推廣仍為本集團業務增長之主要推動力。截至二零零二年六月三十日止六個月內，本集團用於產品設計及開發之開支約為46,000,000港元，佔本集團營業額之1.2%，相比於去年度同期此方面之開支則為43,000,000港元，佔本集團營業額之1.9%。本集團用於推廣旗下品牌及產品之市場推廣及宣傳開支約佔本集團營業額之2.2%（88,100,000港元），相比於二零零一年度上半年之比率則為1.2%（28,600,000港元）。

現金流動

於六個月期間內所增加之現金及現金等額為527,700,000港元。

由於進行多項收購及銷售額上升，存貨額與銷售賬款及其他應收賬相應增加。因應下半年度之付運高峰期所作之準備，上半年度之存貨量一般會較高。相比於去年度同期，存貨之流轉日數由65日下降至低於60日，而應收賬之賬齡則縮短20日以上。

財政資源

股東資金總額增加至1,600,000,000港元，相比於二零零一年十二月三十一日則為1,100,000,000港元。股東資金總額增加主要歸因於期內進行之配售股份及上半年度內保留之溢利所致。儘管已發行股份數目有所增加，每股有形資產淨值總額為2.38港元，相比於二零零一年十二月三十一日則為每股1.81港元。

銀行借貸總額為1,530,000,000港元，較截至二零零一年十二月三十一日之893,000,000港元增加637,000,000港元。上半年度之借貸水平一般會較高，理由為因應年度內之第三季開始之生產高峰期作好準備，加上於期內為收購Homelite而作出之融資安排及承擔來自收購之若干貸款組合所致。然而，於回顧期內本集團之銀行結餘、存款及現金亦增加568,000,000港元。

本集團之經銷業務及借貸主要以美元及港元為單位，其息率乃參照美國或香港之最優惠貸款利率計算。本集團正積極評估多種與利率及匯率風險相關之金融工具，以充份利用目前息率低企及對本集團有利之匯率波動等利好因素。

截至二零零二年六月三十日之資本負債比率（即淨銀行借貸總額佔有形資產淨值總額之百分比）下降至21.3%，相比於二零零一年十二月三十一日之比率則為54.9%。

利息保障（即除利息及稅項前溢利相對於淨利息開支總額之倍數）為6.38倍，相比於去年度同期則為3.55倍及截至二零零一年十二月三十一日止全年度則為4.46倍。

如不計進行之多項收購，期內之資本開支為124,000,000港元，而對應之折舊金額為128,000,000港元。

本集團相信憑藉其穩健財政狀況，倘若有需要籌集額外營運資金或進行融資時，本集團將處於極為有利之地位可爭取以優惠條款獲得所需資金。

購買、出售或贖回股份

本公司或其任何附屬公司於期內概無購買、出售或贖回本公司之股份。

審核委員會

審核委員會已和管理層審閱本集團所採用之會計準則及慣例，並曾商討內部監控及財務申報事宜，包括審閱截至二零零二年六月三十日止六個月之未經審核中期財務報表。

符合最佳應用守則

據本公司之董事所知，並無任何資料可合理地顯示本公司目前並無遵守或於本期間內任何時間並無遵守香港聯合交易所有限公司制訂之上市規則附錄十四內所載之最佳應用守則。

在聯交所網站上登載中期業績

根據上市規則附錄十六第46(1)至46(6)段規定須予披露之財務資料將於稍後時間在香港聯合交易所有限公司之網站上登載。

承董事會命
主席兼行政總裁
Horst Julius Pudwill

香港，二零零二年八月八日

TECHTRONIC INDUSTRIES COMPANY LIMITED
創科實業有限公司

（於香港註冊成立之有限公司）

二零零二年度中期業績公佈

摘要	
營業額	+71.0%
本期間溢利	+77.8%
每股盈利—基本	+67.2%
每股中期股息	+33.3%

創科實業有限公司（「本公司」）董事會（「董事會」）欣然宣佈本公司、其附屬公司及聯營公司（「本集團」）截至二零零二年六月三十日止六個月之未經審核簡明綜合收入報表連同去年度同期之比較數字如下：

簡明綜合收入報表

截至二零零二年六月三十日止六個月

	附註	二零零二年 千港元 (未經審核)	二零零一年 千港元 (未經審核) (重列)
營業額	(3)	3,958,850	2,315,629
銷售成本		(2,994,707)	(1,824,114)
毛利總額		964,143	491,515
其他收入		38,508	28,677
銷售及分銷費用		(269,562)	(112,893)
行政費用		(461,853)	(208,979)
研究及開發費用		(46,071)	(43,319)
經營溢利		225,165	155,001
財務成本		(37,548)	(47,814)
未計應佔聯營公司業績及稅項前溢利		187,617	107,187
應佔聯營公司業績		(168)	(280)
除稅前溢利		187,449	106,907
稅項	(4)	(14,920)	(9,616)
未計少數股東權益前溢利		172,529	97,291
少數股東權益		(4,904)	(2,991)
本期間溢利		167,625	94,300
股息		(45,025)	(33,679)
本期間保留溢利		122,600	60,621
每股盈利	(5)		
基本		28.01仙	16.75仙
攤薄後		27.57仙	16.69仙

簡明綜合資產負債表

二零零二年六月三十日

	附註	二零零二年 六月三十日 千港元 (未經審核)	二零零一年 十二月三十一日 千港元 (經審核)
資產			
非流動資產			
物業、廠房及設備		877,828	678,629
商譽		85,881	83,815
負商譽		(25,321)	(26,722)
無形資產		5,823	5,759
於聯營公司應佔資產額		126,481	108,366
證券投資		60,489	60,530
收購附屬公司之訂金		—	148,200
遞延稅項資產		25,856	21,193
其他資產		1,195	1,195
		1,158,232	1,080,965
流動資產			
存貨		1,331,914	799,975
銷售賬款及其他應收賬		1,132,176	598,361
訂金及預付款項		279,170	309,448

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6. 股本

	股數 二零零二年 六月三十日	股數 二零零一年 十二月三十一日	股本 二零零二年 六月三十日 千港元	股本 二零零一年 十二月三十一日 千港元
每股面值0.20港元之普通股				
法定股本	800,000,000	800,000,000	160,000	160,000
已發行及繳足股本：				
於一月一日	574,516,826	561,216,826	114,903	112,243
於期內發行股份	69,800,000	13,300,000	13,960	2,660
	644,316,826	574,516,826	128,863	114,903

於期內發行之股份在各方面與既有之股份享有同等權益。

7. 儲備

	股份溢價 千港元	換算儲備 千港元	保留溢利 千港元	總額 千港元
本集團				
於二零零二年一月一日	242,313	(5,244)	751,402	988,471
未於收入報表內確認之虧損淨額				
換算海外業務之財務報告所引起之匯兌差額	—	(6,021)	—	(6,021)
因發行股份所得之溢價	368,692	—	—	368,692
本期間溢利	—	—	167,625	167,625
末期股息—二零零一年	—	—	(45,025)	(45,025)
於二零零二年六月三十日	611,005	(11,265)	874,002	1,473,742

中期股息

董事會已議決派發中期股息每股6.0港仙。股息單將於二零零二年九月三十日或前後寄予二零零二年九月二十日登記為本公司股東之人士。

暫停辦理股東登記手續

本公司將於二零零二年九月十六日至二零零二年九月二十日（包括首尾兩天在內）暫停辦理股東登記手續，期間股份將不可進行過戶。

股東如欲獲派中期股息，須於二零零二年九月十三日下午四時前將所有過戶文件連同有關股票，送交本公司之股份過戶登記處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。

管理層之研討及分析

本集團於截至二零零二年六月三十日止六個月之溢利創下168,000,000港元之紀錄，較去年度同期之94,000,000港元增長77.8%，成績驕人。每股基本盈利為28.01港仙，較二零零一年度同期之16.75港仙增長67.2%。營業額為3,959,000,000港元，較二零零一年度上半年增長71.0%。

業績取得可觀增長乃歸因於電動工具、地板護理產品、太陽能及電子產品等核心產品之訂單量非常充裕。於二零零一年度下半年及二零零二年度上半年收購Ryobi在歐洲及澳大利西亞地區之業務與Homelite業務亦有助營業額及溢利取得強勁增長。上述收購乃本集團演進為環球自有品牌製造商(OBM)其中部份之策略性措施。創科實業在所有地域市場及業務環節之營業額及溢利均取得增長。

本集團身處充滿挑戰之經濟環境下表現仍然強勁，實有賴推行之宣傳推廣活動奏效帶動市場對本集團旗下早獲認同品牌產品之需求日趨殷切，以及能為客戶提供價格實惠之產品所致。以上因素加上奉行與家居裝修及相關行業內之眾多客戶保持緊密合作之策略，使本集團得以在市場上脫穎而出，其在北美洲市場之營業額增長68.5%，佔本集團業務之83.5%。

除北美洲市場取得強勁增長外，往歐洲之銷售額增加101.9%，而往其他國家（包括澳大利西亞地區）之銷售額則增加42.2%。收購Ryobi為本集團在歐洲及澳大利西亞地區提供更完備之架構，為本集團日後開拓上述市場奠定基礎。

收購Homelite為本集團之品牌組合增添一個著名品牌，並使本集團之業務擴展至戶外產品系列。於收購Homelite後之首六個月內，此品牌之業績較預期中為佳而其發展前景亦非常樂觀，使創科實業在戶外工具市場上穩佔一席位，其所具備之市場潛力可媲美本集團旗下之電動工具產品。

業務回顧

電動及戶外產品業務

電動及戶外產品業務（包括Homelite業務）較去年度同期增長96.2%，成績理想。此項業務之營業額為3,140,000,000港元，佔本集團營業額之79.4%。

於上半年度，Ryobi電動工具之營業額取得100%以上之可觀增長。由於投入資源進行品牌宣傳推廣活動，進一步提升Ryobi品牌之知名度，市場對此品牌之產品需求殷切。以Ryobi產品之優良質素加上價格實惠，本集團在營業額及盈利兩方面均取得增長。原件設計製造(ODM)及原件設備製造(OEM)業務亦穩步發展。

於本年度首六個月內，戶外產品業務之表現較計劃中為佳。Homelite與Ryobi兩個品牌之整合在物流管理上發揮功效，精簡分銷及市場推廣計劃之流程。此外，本集團旗下之Ryobi戶外產品亦因Homelite兩變之產品技術及其增強之生產力而受惠。將業務擴展至戶外產品亦有助抵銷電動工具行業固有之季節性因素所帶來之影響，使訂單量之分佈更為平均，從而提高收入之穩定性及使供應鏈相應得以受惠。

資本來源		
股本	293,459	293,429
儲備	5,862,302	5,738,582
股東資金	6,155,761	6,032,011
少數股東權益	22,038	21,880
總負債及資本來源	55,904,817	55,061,592

附註：

(甲) 營業支出

營業支出包括折舊之數額為港幣24,934,000元（二零零一年：港幣23,609,000元）。

(乙) 稅項

綜合損益表內之稅項為：

	截至二零零二年六月三十日止六個月	截至二零零一年六月三十日止六個月
香港利得稅準備	30,681	38,802
海外稅項	12,684	12,105
	43,365	50,907

香港利得稅乃按期內應課稅溢利依現行稅率百分之十六（二零零一年：百分之十六）計算。海外稅項按其經營所在國家現行稅率計算。時差尚未產生之遞延稅項不多，因而毋須提撥準備。

(丙) 每股盈利及每股股息

每股盈利乃根據截至二零零二年六月三十日止六個月股東應得之溢利港幣371,554,000元（二零零一年：港幣432,635,000元）及於該期間已發行股份之加權平均數293,445,406（二零零一年：293,427,041）股普通股計算。攤薄每股盈利乃根據截至二零零二年六月三十日止六個月股東應得之溢利港幣371,554,000元（二零零一年：港幣432,635,000元）及於該期間已發行股份之加權平均數293,534,685（二零零一年：293,606,280）股普通股計算，並就所有潛在攤薄盈利的股份予以調整。

(丁) 除在二零零二年一月一日起本集團採用了香港會計師公會所發出之會計實務準則第三十四章「僱員福利」外，本中期報告之編製與二零零一年度之財務報告所採用之會計政策一致。往年同期，集團並未對員工既往年假作出任何負債撥備。根據會計實務準則第三十四章，當員工提供服務時，便應確認該既得的福利。有關修訂已溯及既往應用，導致前期調整。於二零零一年一月一日及二零零二年一月一日之股東資金期初結餘分別減少港幣11,772,000元及港幣13,290,000元。前段成本之比較數字亦已予重列及增加港幣759,000元。

在編製中期業績時，已按照香港聯合交易所有限公司主板證券上市規則的要求，並完全符合香港金融管理局發出之監管政策手冊內有關「本地註冊認可機構披露中期財務資料」之要求。

未經審核之補充財務資料

(1) 分項報告

(甲) 業務分項

零售銀行業務包括接受存款、住宅樓宇按揭、租賃貸款及私人貸款業務。

企業銀行業務包括工商業貸款、貿易融資及銀團銀行業務。

財資業務包括外匯買賣、證券投資及交易買賣。

其他業務包括保險業務、股票買賣服務及退休福利計劃服務。

未分類的業務項目主要包括股東資金、行址投資、物業投資及其他未能合理分配予特定業務分類的業務活動。

	營業收入		除稅前溢利	
	截至二零零二年六月三十日止六個月	截至二零零一年六月三十日止六個月（重報）	截至二零零二年六月三十日止六個月	截至二零零一年六月三十日止六個月（重報）
零售銀行業務	585,316	552,237	192,508	213,997
企業銀行業務	197,870	195,409	105,385	82,021
財資業務	65,171	52,241	78,368	47,939
其他業務	21,683	23,080	3,338	6,033
未分類業務	62,314	143,220	35,478	133,523
跨業務收支抵銷	(18,938)	(17,985)	–	–
	913,416	948,202	415,077	483,513

(乙) 區域分項

區域分項資料乃按附屬公司主要營業所在地劃分，或按負責匯報業績或將資產入賬之本銀行分行所在地而劃分。

	營業收入		除稅前溢利	
	截至二零零二年六月三十日止六個月	截至二零零一年六月三十日止六個月	截至二零零二年六月三十日止六個月	截至二零零一年六月三十日止六個月（重報）
香港	850,279	847,018	378,096	397,951
澳門	116,454	115,423	71,814	70,247
其他	36,559	25,082	25,343	15,581
跨區域收支抵銷	(89,876)	(39,321)	(60,176)	(266)
	913,416	948,202	415,077	483,513

(2) 貸款及其他賬項

	二零零二年六月三十日	二零零一年十二月三十一日
客戶貸款	35,463,657	35,515,244
銀行同業及其他金融機構之貸款	190,695	206,533
特殊準備	(309,739)	(270,508)
一般準備	(355,544)	(358,406)
應計利息及其他賬項	548,687	565,993
	35,546,756	35,658,856

已過期之客戶貸款				
三個月以上至六個月	211,797	0.60	291,684	0.82
六個月以上至一年	230,029	0.65	250,786	0.71
一年以上	323,709	0.91	377,125	1.06
	765,535	2.16	919,595	2.59
所持抵押品金額	653,271		731,631	
有抵押貸款數額	511,440		646,525	
無抵押貸款數額	254,095		273,070	
特殊準備	224,312		182,777	
重定還款期之客戶貸款	445,891	1.26	478,625	1.35

於二零零一年十二月三十一日及二零零二年六月三十日，本集團貸予銀行同業及其他金融機構之款項中並無過期三個月以上及重定還款期之貸款。

(7) 其他過期資產

	二零零二年六月三十日		二零零一年十二月三十一日	
	債務證券	*其他資產	債務證券	*其他資產
已過期之其他資產				
三個月以上至六個月	–	1,077	–	2,011
六個月以上至一年	–	1,337	–	1,667
一年以上	–	2,625	–	2,599
	–	5,039	–	6,277

* 其他資產包括應計利息。

(8) 過期及重定還款期貸款與不履行貸款之對照表

	二零零二年六月三十日	二零零一年十二月三十一日
已過期三個月以上之客戶貸款及重定還款期貸款：		
已過期三個月以上之客戶貸款	765,535	919,595
重定還款期之貸款	445,891	478,625
	1,211,426	1,398,220
減：過期三個月以上但仍累計利息之貸款	(125,384)	(173,970)
加：過期三個月或以下但其利息已撥入暫記賬或已停止累計利息之貸款	170,119	125,545
不履行貸款合計	1,256,161	1,349,795

(9) 跨境債權

跨境債權資料乃按交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總部並非設於交易對手的所在地。

二零零二年六月三十日

	銀行同業及其他金融機構	公營機構	其他	總額
澳門	249,652	–	3,603,919	3,853,571
中華人民共和國	649,401	1,410	1,899,513	2,550,324
其他亞太區	2,141,482	–	705,335	2,846,817
美國	1,711,033	–	357,653	2,068,686
其他南美及北美國家	460,384	–	31,541	491,925
中東及非洲	653	–	–	653
德國	2,429,150	–	–	2,429,150
其他歐洲國家	7,580,177	–	179,694	7,759,871
	15,221,932	1,410	6,777,655	22,000,997

二零零一年十二月三十一日

	銀行同業及其他金融機構	公營機構	其他	總額
澳門	223,871	–	3,368,775	3,592,646
中華人民共和國	481,882	28,145	1,756,210	2,266,237
其他亞太區	2,506,606	–	707,527	3,214,133
美國	1,476,500	726,255	124,289	2,327,044
其他南美及北美國家	1,004,937	–	30,677	1,035,614
中東及非洲	559	–	35	594
歐洲	8,132,349	–	211,553	8,343,902
	13,826,704	754,400	6,199,066	20,780,170

(10) 貨幣風險

個別外幣的淨持有額或淨結構性倉盤若佔所持有外匯淨盤總額或結構性倉盤總額的百分之十或以上，便須作出披露。

相等於百萬港元	二零零二年六月三十日 美元	總額	二零零一年十二月三十一日 美元	總額
現貨資產	13,154	19,792	13,525	19,294
現貨負債	(11,771)	(18,282)	(12,179)	(18,129)
遠期買入	6,321	6,927	3,417	3,882
遠期賣出	(7,469)	(8,208)	(4,642)	(4,919)
長盤淨額	235	229	121	128

相等於百萬港元	二零零二年六月三十日 澳門幣	美元	總額	二零零一年十二月三十一日 澳門幣	美元	總額
結構性倉盤淨額	399	136	535	320	136	456

未經調整之資本充足比率為本銀行及部份附屬公司根據香港銀行條例附表三及香港金融管理局為監管而要求之綜合基準計算。

調整後資本充足比率之計算，是根據香港金融管理局發出之監管政策手冊內有關「維持市場風險維持充足資本」的要求，計入在結算日的市場風險。所根據的綜合基準與未經調整之資本充足比率相同。

(乙) 平均流動資金比率

	二零零二年六月三十日	二零零一年六月三十日
截至首六個月平均流動資金比率	39.4%	47.2%

期內平均流動資金比率乃根據香港銀行條例附表四計算。此比率為與香港金融管理局協議包括所有海外分行、香港辦事處及附屬公司而計算。

回顧與前瞻

由於美國經濟復甦比預期差，本港經濟上半年度仍然表現疲弱。在通縮壓力持續、失業率高企及工資下降的影響下，消費意慾及投資氣氛繼續放緩。縱使出口略有改善，預期二零零二年本地生產總值增長率僅為百分之一左右。

上半年度，因貸款需求疲弱及資金充裕，在此等情況下，本港各銀行均趨向多元化，以投資債券作為剩餘資金的出路，同時尋覓境外貸款機會，開拓國內貸款市場。

永亨銀行亦不遺餘力，繼續拓展在國內及澳門的業務，以彌補本港業務增長不足。集團在機械貸款、汽車貸款及貿易融資等，均錄得理想增長。

本年五月，永亨銀行獲中國人民銀行批准，為國內之外資企業及外籍人士提供人民幣服務，並同時獲准為國內之中資機構提供外幣服務。獲准在國內經營人民幣業務，可擴大集團在國內之銀行業務範圍，並可提高集團對現有及未來客戶之服務質素。

上半年度股東應得之溢利達港幣三億七千一百六十萬元，較去年同期下降百分之十四點一，但相對二零零一年下半年度則上升百分之七點三。每股盈利下降百分之十四點一至港幣一元二角七仙。董事會建議派發中期股息每股港幣三角七仙，與去年相同。

集團上半年度之總收入下降百分之三點七至港幣九億一千三百四十萬元。雖然佣金收入微升百分之四點五，但由於息差收窄，淨利息收入下降百分之五點五至港幣七億三千二百二十萬元。

受到按揭貸款息率持續受壓及無利息成本資金回報率減少之影響，息差由百分之二點八五下降至百分之二點六六。集團其他高回報資產及財資業務之貢獻，彌補了部份息差之收窄。若與二零零一年下半年相比，息差已穩定下來，反映出重新釐定住宅樓宇按揭利息的要求已減少。

由於保險產品銷售、單位信託基金及外匯買賣業務持續增長，令集團之其他收入增加百分之四點五至港幣一億八千一百二十萬元。但股票買賣及貸款佣金下降，抵銷了部份其他收入之增長。

期內，集團繼續收緊開支，但由於業務發展費用增加，開支較二零零一年上半年度微升百分之二，開支收入比率微升至百分之三十二點四。

集團之總客戶貸款與去年底相若，為港幣三百五十四億六千萬元。機械貸款增長理想，而國內貸款亦持續增加，但由於競爭激烈及地產市道疲弱，住宅樓宇按揭貸款亦因而下降。

由於失業率上升，消費意慾下降及個人破產個案增加，消費信貸市場業務之經營日趨困難，尤以信用卡業務為甚。

集團繼續拓展國內貸款業務，提供住宅樓宇按揭及為在國內發展業務之客戶提供商業貸款。

我們亦銳意拓展財資業務，將部份過剩資金投放於高投資等級債券及其他債務證券上，以爭取更佳之回報，同時可保持強大的流動資金。我們繼續積極推銷人壽保險及單位信託基金業務以加強佣金收入。

集團在澳門之業務表現理想，縱使受到經濟疲弱的影響，在貸款及存款方面，仍分別錄得百分之七點二及百分之二點七的增長。

雖然客戶存款下降，集團之總存款卻微升至港幣四百九十二億九千萬元。集團多次發行零售存款證，總值達港幣四億五千萬元，深受市場歡迎。

集團之資本充足比率及平均流動資金比率分別為百分之十七及百分之三十九點四。在貸款需求疲弱及通縮情況的影響下，貸存比率微降至百分之七十二。

上半年度，不履行貸款下降至港幣十二億六千萬元，佔總貸款額百分之三點五四。呆壞賬準備上升百分之二十二點二至港幣二億二千萬元，主要因個人破產個案增加。與二零零一年下半年比較，由於商業及物業貸款組合改善，呆壞賬準備減少百分之九點五。

展望下半年度，國內出口之強勁增長將加速本港之轉口貿易增加，而美元弱勢亦有助增強本港出口之競爭力。由於資產價格下降及失業率上升，預計個人消費及投資意慾將繼續放緩。現有的低息環境亦將有利於本港經濟復甦，但其步伐將視乎美國經濟之表現。

由於本港經濟與珠江三角洲一帶關係日趨密切，集團將加快步伐，拓展國內之業務，利用上海、廣州及深圳之網絡，為本港投資者提供商業貸款。本行獲批准經營人民幣業務，將有助深圳分行之發展。在本港，集團將致力拓展財富管理服務，特別是人壽保險及單位信託基金業務，以加強佣金收入。

在本港經濟緩慢復甦下，集團將繼續擴闊產品及服務範圍，以爭取正面的增長。

中期股息

董事會宣佈派發中期股息每股港幣三角七仙。此項中期股息將於二零零二年九月十二日（星期四）派發予於二零零二年九月五日在股東名冊上已登記之股東。

暫停股份登記日期

由二零零二年九月二日（星期一）至二零零二年九月五日（星期四）止，首尾兩天包括在內，本行將暫停辦理股票過戶登記。凡持有本行之股票而未過戶者必須於二零零二年八月三十日（星期五）下午四時前將過戶表格連同有關股票送達香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室本行之股份登記處，香港中央證券登記有限公司辦理過戶手續方可享有是次通過派發之股息。

符合最佳實務守則

除獨非執行董事之任期沒有訂定外，本行於期內已遵照香港聯合交易所有限公司上市規則所載最佳實務守則之指引。

購買、出售或贖回本身股份

截至二零零二年六月三十日止六個月內，本銀行或其任何附屬公司並無購買、出售或贖回本銀行之股份。

法定賬項

本中期業績所載之財務資料為未經審核，並不構成法定賬項。

承董事會命
董事長兼行政總裁
馮鈺斌 謹啟

香港，二零零二年八月八日

註：詳細的業績公告（即包括上市條例附錄十六第46(1)至46(6)段所規定的全部資料）將在適當時間在香港聯合交易所網頁登載。

永亨銀行有限公司

二零零二年度中期業績通告

中期業績
永亨銀行有限公司董事會宣佈截至二零零二年六月三十日止六個月未經審核之集團業績如下：

（以港幣千元位列示，內文另註除外。）

未經審核之綜合損益計算表

	附註	截至二零零二年六月三十日止六個月	截至二零零一年六月三十日止六個月	差幅
			（重報）	%
利息收入		1,122,272	1,877,744	
利息支出		(390,087)	(1,103,042)	
淨利息收入		732,185	774,702	-5.5
其他營業收入		181,231	173,500	4.5
營業收入		913,416	948,202	-3.7
營業支出	（甲）	(295,612)	(289,801)	2.0
扣除準備金前之營業溢利		617,804	658,401	-6.2
呆壞賬準備		(220,000)	(180,000)	22.2
營業溢利		397,804	478,401	-16.8
重估投資物業及出售有形固定資產之溢利		1,387	181	
出售持有至到期日證券之溢利		9	358	
出售非持作買賣用途證券之溢利		19,388	639	
持有至到期日證券之準備金回撥		–	3,934	
正常業務的溢利		418,588	483,513	-13.4
應佔聯營公司之淨虧損		(3,511)	–	
除稅前溢利		415,077	483,513	-14.2
稅項	（乙）	(43,365)	(50,907)	
除稅後溢利		371,712	432,606	-14.1
少數股東權益所佔之（溢利）／虧損		(158)	29	
本銀行股東應得之溢利		371,554	432,635	-14.1
期內分配股息：				
擬派中期股息		108,580	108,569	0.0
低估去年之末期股息		25	20	
		108,605	108,589	0.0
		港元	港元	
每股盈利				
基本及攤薄	（丙）	1.27	1.47	-14.1
每股擬派中期股息		0.37	0.37	0.0

未經審核之綜合資產負債表

	二零零二年六月三十日	二零零一年十二月三十一日
		（重報）
資產		
現金及短期資金	10,649,198	9,773,340
定期存放銀行同業及其他金融機構款項（一至十二個月內到期）	2,849,101	2,711,269
貿易票據已減除準備	343,588	285,273
存款證	442,631	452,814
持作買賣用途證券	6,705	6,542
客戶之貸款及其他賬項已減除準備	35,546,756	35,658,856
持有至到期日證券及非持作買賣用途證券	4,689,199	4,838,496
聯營公司投資	57,260	60,771
有形固定資產	1,318,634	1,272,196
商譽	1,745	2,035
總資產	55,904,817	55,061,592
負債		
銀行同業及其他金融機構之存款	1,064,935	412,980
客戶之往來、定期、儲蓄及其他存款	44,876,090	45,697,763
已發行之存款證	3,347,400	2,486,419
其他賬項及準備	438,593	410,539
總負債	[illegible]	[illegible]

(3) 不履行貸款
已扣除撥入暫記賬之利息或已停止累計利息之貸款，連同暫記利息及減除抵押品價值而作出之特殊準備數額如下：

	二零零二年六月三十日	二零零一年十二月三十一日
客戶不履行貸款	1,256,161	1,349,795
佔客戶貸款總額之百分比	3.54%	3.80%
所持抵押品金額	845,121	911,945
特殊準備	299,295	267,553
暫記利息	471,140	470,639

於二零零一年十二月三十一日及二零零二年六月三十日，本集團貸予銀行同業及其他金融機構之款項中，並無利息撥入暫記賬或已停止累計利息之貸款。

(4) 客戶貸款－行業分類
客戶貸款之行業類別是按該等貸款之用途分類及未減除任何準備。

	二零零二年六月三十日	二零零一年十二月三十一日	差幅
			%
在香港使用之貸款			
工業、商業及金融			
－物業發展	426,417	334,797	27.4
－物業投資	5,875,935	5,645,037	4.1
－財務機構	507,780	562,746	-9.8
－股票經紀	317,108	259,047	22.4
－批發與零售業	817,787	868,411	-5.8
－製造業	888,311	968,820	-8.3
－運輸與運輸設備	1,791,689	1,619,465	10.6
－股票有關之貸款	216,560	255,709	-15.3
－其他	2,727,998	2,893,668	-5.7
個人			
－購買「居者有其屋」、「私人機構參建居屋計劃」及「租者置其屋計劃」樓宇之貸款	680,642	722,890	-5.8
－購買其他住宅物業之貸款	10,054,389	10,799,639	-6.9
－信用咭貸款	351,392	463,121	-24.1
－其他	2,691,422	2,833,500	-5.0
貿易融資	1,852,377	1,575,554	17.6
在香港以外使用之貸款			
－澳門	3,539,208	3,340,498	6.0
－其他	2,724,642	2,372,342	14.9
	35,463,657	35,515,244	-0.2

(5) 客戶貸款、不履行貸款及過期貸款－地理分類
地理分類資料乃按交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

二零零二年六月三十日

	客戶貸款	不履行貸款	過期三個月以上之貸款
香港	28,978,367	1,078,061	557,665
澳門	3,696,090	160,169	181,153
中華人民共和國	2,035,769	17,931	26,717
其他	753,431	–	–
	35,463,657	1,256,161	765,535

二零零一年十二月三十一日

	客戶貸款	不履行貸款	過期三個月以上之貸款
香港	29,432,277	1,173,746	740,417
澳門	3,459,865	159,879	145,641
中華人民共和國	1,875,900	16,170	33,512
其他	747,202	–	25
	35,515,244	1,349,795	919,595

(6) 過期及重定還款期之貸款

二零零二年六月三十日		二零零一年十二月三十一日	
金額	佔貸款總額之百分比	金額	佔貸款總額之百分比

(11) 儲備

	二零零二年六月三十日	二零零一年十二月三十一日
		（重報）
股本溢價賬	330,677	329,999
資本儲備	215,909	215,909
一般儲備	2,100,217	2,100,178
銀行行址重估儲備	321,000	321,000
投資重估儲備	22	(866)
股本贖回儲備	769	769
盈餘滾存	2,893,708	2,771,593
儲備總額	5,862,302	5,738,582

(12) 資產負債表以外之風險程度
（甲）或然債務及承擔
以下為每項或然債務及承擔重大類別之約定金額概要：

	二零零二年六月三十日	二零零一年十二月三十一日
直接信貸替代	422,430	398,317
交易有關之或然債務	15,957	17,766
貿易有關之或然債務	1,235,970	1,156,627
其他承擔	4,188,675	3,710,562
其他	3,226	21,988
	5,866,258	5,305,260

（乙）衍生工具
衍生工具指財務合約，其價值視乎所涉及的資產或指數而定。

以下為每項衍生工具重大類別之名義金額：

	二零零二年六月三十日	二零零一年十二月三十一日
匯率合約	13,991,124	9,261,738
利率合約	5,723,600	2,988,032
	19,714,724	12,249,770

上列資產負債表以外之風險程度之重置成本及信貸風險加權金額如下。這些金額並未計及雙邊淨額安排的影響。

	二零零二年六月三十日		二零零一年十二月三十一日	
	重置成本	信貸風險加權金額	重置成本	信貸風險加權金額
或然債務及承擔	不適用	718,916	不適用	639,978
匯率合約	39,773	54,108	27,674	38,199
利率合約	34,446	10,109	24,047	7,407
	74,219	783,133	51,721	685,584

(13) 資本充足及流動資金比率
（甲）資本充足比率

	二零零二年六月三十日	二零零一年十二月三十一日
		（重報）
核心資本		
繳足股款的普通股股本	293,459	293,429
股本溢價賬	330,677	329,999
儲備	4,776,965	4,334,105
其他	251,488	442,886
	5,652,589	5,400,419
可計算的附加資本		
土地及土地權益價值重估的儲備	224,700	224,700
重估非持作買賣用途證券之未實現虧損	(1,543)	(1,574)
一般呆賬準備金	357,975	361,124
	581,132	584,250
扣減前的資本基礎總額	6,233,721	5,984,669
資本基礎總額的扣減項目	(190,364)	(198,379)
扣減後的資本基礎總額	6,043,357	5,786,290
未經調整及經調整後之資本充足比率	17.0%	16.5%